UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Radiant Systems, Inc.

(Name of Subject Company)

Radiant Systems, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

John H. Heyman

Chief Executive Officer

3925 Brookside Parkway

Alpharetta, Georgia 30022

(770) 576-6000

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R.W. Smith, Jr., Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 25, 2011, by Radiant Systems, Inc., a Georgia corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ranger Acquisition Corporation, a Georgia corporation (“Purchaser”), a wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, no par value (the “Shares”) that are not already owned by Parent and its subsidiaries at a price of $28.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated July 25, 2011 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust” with the following paragraph:

“Under the HSR Act, the purchase of the Shares in the Offer may not be completed until Parent files certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and the HSR Act’s waiting period has expired or been terminated. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the Parent’s filing by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Under the HSR rules, the Company is also required to file certain information and documentary material concerning the Offer with the FTC and the Antitrust Division no later than 10 calendar days following Parent’s filing. Parent filed a Premerger Notification and Report Form with the FTC and Antitrust Division in connection with the Offer on July 15, 2011. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on July 15, 2011. On July 29, 2011, the FTC and the Antitrust Division granted early termination of the HSR Act waiting period applicable to the Offer.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph under the heading “Antitrust” with the following paragraph:

“The transaction is also subject to notification and waiting period requirements under the competition laws of Turkey. The Turkish competition authority’s receipt from Parent of a complete filing concerning the transaction triggers a thirty-day waiting period. The Turkish competition authority may extend the waiting period if it determines that an in-depth investigation is required. Parent submitted a merger control filing to the Turkish competition authority in connection with the Offer on July 29, 2011.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No	Description

(a)(35)	Email to Radiant Employees, dated July 29, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADIANT SYSTEMS, INC.

By:	/s/ John H. Heyman
Name:	John H. Heyman
Title:	Chief Executive Officer

Dated: July 29, 2011